UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016
________________________

TAT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)
________________________

P.O.BOX 80, Gedera 70750 Israel
(Address of registrant’s principal executive office)
________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒ If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

99.1  Company Investor Presentation – April 2016.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) Heat Transfer Services and Products (iii) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components; and (iv) overhaul and coating of jet engine components.

TAT’s activities in the area of OEM Heat Management Solutions are focused on the design, development, manufacture, and sale of the following: (i) a broad range of heat transfer components includings heat exchangers, pre-coolers and oil/fuel hydraulic coolers used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of Heat Transfer Services and Products include the maintenance, repair and overhaul of heat transfer equipment and to a lesser extent, the manufacture of certain heat transfer product parts. TAT’s Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of jet engine overhaul includes the overhaul and coating of jet engine components such as turbine vanes and blades, fan blades, variable inlet guide vanes, afterburner flaps and other components.

For more information of TAT Technologies Ltd., please visit our web-site:

www.tat-technologies.com

Contact:

Mr. Guy Nathanzon
CFO
Tel: +972-8-8628500
guyn@tat-technologies.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Guy Nathanzon
Guy Nathanzon
Chief Financial Officer

Date: April 11, 2016